[SHIP] [VANGUARD]


                                                February 3, 2006

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission         via electronic filing
450 Fifth Street, N.W., Fifth Floor
Washington, D.C. 20549

         RE:      VANGUARD MUNICIPAL BOND FUNDS, FILE NO. 811-02687

Dear Mr. Sandoe:

     The following responds to your comments of January 30, 2006 on the post-effective amendment of the Vanguard Municipal Bond Funds' (the
"Registrant") registration statement on Form N-1A. You commented on the post-effective amendment that was filed on December 14, 2005 pursuant to Rule 485(a). Prospectus page references in this letter are references to the Investor and Admiral Shares version of the prospectus. The series of the Registrant are referred to individually as "Fund" and collectively as "Funds."

COMMENT 1: ALL FUNDS IN THE REGISTRANT WITH SEC NAMES RULE POLICIES
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Comment:  For each Fund that has an 80% policy  under rule 35d-1,  disclose  the policy in the "Fund Profile" section of the prospectus.

Response: The Funds' 80% policies are disclosed in the "Security Selection" section of the prospectus. Even though the 80% policies are included as required by rule 35d-1, neither rule 35d-1 nor Item 2 of Form N-1A require that the 80% policies be disclosed in the "Fund Profile" section.

COMMENT 2: VANGUARD INTERMEDIATE-TERM TAX-EXEMPT FUND (PROSPECTUS PAGE 11)
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Comment:  The   Primary   Investment   Strategies   section   states   that  the
          dollar-weighted average maturity for the Intermediate-Term Tax-Exempt Fund will be 6-12 years. SEC guidance on rule 35d-1 refers to a 3-10 year term for intermediate-term bond funds.



          Post Office Box 2600, Valley Forge, Pennsylvania 19482-2600
                       (610) 669-1000 o www.vanguard.com

Christian Sandoe, Esq.
February 3, 2006
Page 2 of 3



Response: The SEC guide referred to in the adopting release for rule 35d-1 assumes, with respect to maturity, that bond funds come in three -- and only three -- categories: short-, intermediate-, and long-term. Although this is a common categorization, it is not the one Vanguard uses for its tax-exempt bond funds. Vanguard offers four such funds, which are managed to the following dollar-weighted average maturities:

                           Short-Term                1-2 years
                           Limited-Term              2-6
                           Intermediate-Term         6-12
                           Long-Term                 12-25

          Where four categories are used, rather than three, we believe that any advantage gained by the application of the staff's uniform standard is outweighed by the disadvantages of placing a fund into an artificial -- and inappropriate -- maturity range.

          Changing the maturity range for the Intermediate-Term Tax-Exempt Fund to 3-10 years would not be in shareholders' best interests because it would result in an overlap in the maturity range between Vanguard's Limited-Term and Intermediate-Term Tax-Exempt Funds. We think investors are better served with a menu of offerings in which the average maturities of the funds are clearly delineated and do not overlap.

          We acknowledge that the staff should prevent funds from using names that are potentially misleading. But under any reasonable interpretation of the applicable guide and rule 35d-1, an average maturity range of 6-12 years qualifies as "intermediate-term." The name of Vanguard's Intermediate-Term Tax-Exempt Fund is not misleading, especially when placed in the context of the other tax-exempt funds offered by Vanguard.

COMMENT 3: VANGUARD HIGH-YIELD TAX-EXEMPT FUND (PROSPECTUS PAGE 25)
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Comment:  The High-Yield  Tax-Exempt Fund's Primary Investment  Strategies state
          that,   "[t]he   Fund   invests   at  least  80%  of  its   assets  in
          investment-grade  municipal  bonds...." A high-yield  tax-exempt  fund should have below investment grade bonds included in its 80% policy under rule 35d-1.

Response: The  names  rule's  80%  requirement   does  not  apply  to  the  term
          "high-yield" when it is used in the name of a tax-exempt fund. Question 7 of the FAQ for rule 35d-1 states, "... a fund that uses the term `high-yield' in conjunction with a term such as `municipal' or `tax-exempt' that suggests that the fund invests in tax-exempt bonds would not be required to invest at least 80% of its assets in bonds that meet these rating criteria." The phrase "these rating criteria" refers to the following ratings for "high-yield" taxable bonds: "... bonds receiving a Standard & Poor's rating below BBB or a Moody's rating below Baa." We note that the Fund has a fundamental policy to invest 80% of its assets in tax-exempt securities under normal conditions, as required by rule 35d-1.

Christian Sandoe, Esq.
February 3, 2006
Page 3 of 3


COMMENT 4:  STATEMENT OF ADDITIONAL INFORMATION (PAGE B-14)
----------  -----------------------------------------------


Comment: The section discussing the Funds' fundamental investment limitations does not disclose a policy with respect to asset concentration as required by Item 12 of Form N-1A and Section 8 of the Investment Company Act of 1940. Disclose an asset concentration policy for each series of the Registrant.

Response: We  have  added  the  following   disclosure  to  the  SAI:  "Industry
          Concentration. Each Fund may not invest more than 25% of its total assets in any one industry."

                                    * * * * *

As required by the SEC, the Funds acknowledge that:

     o The Funds are responsible for the adequacy and accuracy of the disclosure in the filing.

     o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

     o The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me at (610) 503-2320 with any questions or comments. Thank you.

Sincerely,



Christopher A. Wightman
Associate Counsel
The Vanguard Group, Inc.